Filed by Allianz AG Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Riunione Adriatica di Sicurtà S.p.A. Exchange Act File Number 1-15154

Allianz: Preliminary Figures RAS Tender Offer

Allianz AG has announced that the acceptance period of the voluntary public tender offer for all the ordinary shares and savings shares of RAS expired today. According to preliminary data, the number of shares tendered in the offer was 139,654,687 ordinary shares and 328,767 savings shares. Following completion of the offer, Allianz AG will hold approximately 76 percent of RAS’s ordinary share capital, and 71 percent of RAS’s savings share capital. The voluntary tender offer is part of the cross-border transaction resulting in the merger of RAS into Alllianz. In the merger, RAS shareholders will exchange their shares into Allianz shares. The exact exchange ratio will be determined mid-December 2005, prior to the extraordinary shareholders’ meetings of RAS and Allianz.

“Since our announcement of the transaction in September, our share price has increased by over 11 percent. The result of the tender offer shows that RAS shareholders believe in the potential for profitable growth of our company”, said Paul Achleitner, CFO of Allianz AG. Through the merger, RAS shareholders will have the opportunity to participate in the upside potential of the Allianz shares. In addition to being well positioned in the core European and U.S. markets, Allianz Group is very strong in other attractive growth markets such as Eastern Europe and Asia. “The cross-border transaction was the right step at the right time and the preliminary result shows that the market as well as investors agree with the idea of creating a European company”, said Paul Achleitner.

With almost EUR 14 billion in premium income, Italy is Allianz Group’s second most important European insurance market after Germany. By fully integrating RAS, Allianz expects to increase profitability and customer service. Together with the conversion of Allianz AG into a European Company (SE) the structures of the entire Group will be further simplified and focused.

As stated in the tender offer document, the final results of the offer will be announced in a notice published no later than the day before the scheduled payment date of the consideration for shares tendered and accepted, and therefore no later than November 29, 2005. Subject to the waiver or satisfaction of the condition precedent set forth in the tender offer document, the ordinary shares and the savings shares tendered in the offer will be transferred to Allianz AG upon payment of the consideration on November 30, 2005.

Munich, November 23, 2005

Contacts:

Allianz

Dr. Ilja-Kristin Seewald	Tel. +49 (0) 89/3800-2960

RAS

Valerio Vago	Tel. +39 347 4772041

These statements are subject to the disclaimer provided below.

No Offer

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of RAS S.p.A. or Allianz AG nor shall there be any sale of securities in any jurisdiction (including the United States of America, Canada, Japan and Australia) in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions. In the United States of America, the solicitation of offers to exchange RAS S.p.A. securities for Allianz AG shares will only be made pursuant to a prospectus that Allianz expects to send holders of RAS S.p.A. securities. .Any solicitation of offers to sell RAS S.p.A. securities will only be made pursuant to a tender offer document approved under and pursuant to Article 102 of the Italian Securities Act. Regarding the anticipated merger Allianz and RAS S.p.A. will be required to make available certain documents for their respective shareholders in order to put them into a position to vote on the merger. Investors and holders of RAS S.p.A. securities and/or investors or holders of Allianz AG securities are urged to read the various documents cited above including any registration statement (when available) and other relevant documents that, if required by the applicable rules and regulations, will be filed with the U.S. Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. Investors and holders of RAS S.p.A. securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Allianz, including any registration statement (when available). The registration statement and other relevant documents, if filed with the SEC, will also be obtainable for free at the SEC’s Internet web site at www.sec.gov.

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Allianz’s management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC on April 19, 2005. We undertake no obligation to update forward-looking statements.

No duty to update

The company assumes no obligation to update any information contained herein.